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03051685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-24924

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASHINGTON, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wolfe + Hurst Bond Brokers, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

WOLFE & HURST BOND BROKERS, INC.

(No. and Street)

30 MONTGOMERY STREET, JERSEY CITY, NEW JERSEY 07302

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOAN HURST

201-938-0373 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. RICHARD CHAPLIN, CPA

(Name — if individual, state last, first, middle name)

18 CLINTON LANE, SCOTCH PLAINS, NEW JERSEY 07076

(Address) (City) (State) Zip Code

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, O. GENE HURST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOLFE & HURST BOND BROKERS, INC., as of 06/30, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Sworn to before me this 27th day of August, 2003

Signature

PRESIDENT

Title

Notary Public
BARBARA G. MCDARBY
A Notary Public Of New Jersey
My Commission Expires 5/31/2008

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Richard Chaplin, CPA

email:jrchaplin@aol.com

18 Clinton Lane
Scotch Plains, NJ 07076
908.322.6483

14th Floor
125 Park Avenue
New York, N.Y. 10017
212.445.0999



SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C. 105 SECTION

ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Wolfe & Hurst Bond Brokers, Inc.

I have examined the financial statements of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2003 and for the year then ended, and have issued my report thereon dated August 27, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. The purpose of my study and evaluation, which included an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Wolfe and Hurst Bond Brokers, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11). Since the Company does not carry security accounts for customers, nor does it contemplate carrying security accounts for customers, I did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, the practices and procedures for making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by SEC Rule 17a-13. In addition, I did not review the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures, and to assess whether those practices and procedures can be expected to achieve the Commission's objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of internal accounting control procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal control of Wolfe & Hurst Bond Brokers, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Wolfe & Hurst Bond Brokers, Inc.to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use by management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



J. Richard Chaplin, CPA

New York, New York
August 27, 2003


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH, D.C.
155
SECTION

WOLFE & HURST BOND BROKERS, INC.

AUDIT REPORT

JUNE 30, 2003

J. Richard Chaplin, CPA

email:jrchaplin@aol.com

18 Clinton Lane
Scotch Plains, NJ 07076

908.322.6483

14th Floor
125 Park Avenue
New York, N. Y. 10017

212.445.0999

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF
WOLFE & HURST BOND BROKERS, INC.

I have audited the accompanying Statement of Financial Position of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2003 and the related Statements of Operations, Cash Flows, Changes in Shareholder's Equity, and Changes in Subordinated Liabilities for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2003, and the results of its operations, cash flows, changes in shareholder's equity, and changes in subordinated liabilities for the year then ended in conformity with generally accepted accounting principles.

My examination also included the supporting schedules of Computation of Aggregated Indebtedness and Net Capital, Net Capital Reserve Requirements, and Statements of Possession and Control of Securities, and in my opinion, they present fairly the information required to be included therein in accordance with my interpretation of the applicable rules of the Securities and Exchange Commission.

J. Richard Chaplin, CPA
J. Richard Chaplin, CPA
New York, New York

August 27, 2003

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2003

ASSETS

CURRENT ASSETS		
Cash		$ 656,062
Special Bank Account for the Exclusive Benefit of the Customers (Note 2)		100
Good Faith Deposits (Note 3)		395,000
Clearing House Receivable (Note 4)		1,324,255
Fails to Deliver (Note 5)		739,145
Collateralized Receivable (Note 8)		550,000
Employee Loan Receivable		29,450
Prepaid Expenses		143,801
Intercompany Receivable		245,218
TOTAL CURRENT ASSETS		$4,083,031
FIXED ASSETS, at cost		
Furniture & Fixtures (Note 1)	$106,449	
Accumulated Depreciation	(88,348)	
Net	18,101	
TOTAL FIXED ASSETS		18,101
OTHER ASSETS		
Deposits		48,834
TOTAL ASSETS		$4,149,966

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2003

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Payroll Tax Payable	$ 21,651
Fails to Receive (Note 5)	734,204
Accrued Expenses Payable	809,645
Federal Income and State Income or Franchise Tax Payable	86,164
Other Current Liabilities	19,327
TOTAL CURRENT LIABILITIES	$1,670,991
LONG TERM LIABILITIES	
Loans Payable Subordinated (Note 8)	580,955
SHAREHOLDER'S EQUITY	
Capital Stock (Note 6)	297,885
Additional Paid In Capital	471,637
Treasury Stock	(88,295)
Retained Earnings	1,216,793
TOTAL SHAREHOLDER'S EQUITY	1,898,020
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	**$4,149,966**

The accompanying notes are an integral part of these financial statements.

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEAR ENDED JUNE 30, 2003

Subordinated Loans at Beginning of Year	$580,955
Increase/(Decrease)	0
SUBORDINATED LOANS AT END OF YEAR	**$580,955**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2003

Shareholder's Equity at Beginning of Year	$1,762,630
Income After Taxes	135,390
SHAREHOLDER'S EQUITY AT END OF YEAR	**$1,898,020**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

COMPUTATION OF AGGREGATED INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1(a)1(i) UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2003

QUESTIONNAIRE REFERENCES:			
	Aggregated Indebtedness:		
	Payroll Taxes Payable	$ 21,651	
	Taxes Payable	86,164	
	Other Current Liabilities	19,327	
	Accrued Expenses Payable	809,645	
TOTAL AGGREGATED INDEBTEDNESS			936,787
NET CAPITAL			
	Credit Items:		
1792	Common Stock	297,885	
1794	Retained Earnings	1,081,403	
1794	Current Income After Taxes	135,390	
1710	Demand Notes Covered by Subordinated Agreements	30,955	
1730	Subordinated Loans	550,000	
1796	Treasury Stock	(88,295)	
1793	Additional Paid In Capital	471,637	
	TOTAL CREDIT ITEMS		2,478,975
	Debit Items:		
720	Petty Cash	930	
910	Intercompany Receivable	245,218	
920	Furniture & Fixtures - Net	18,101	
930	Miscellaneous	220,085	
3570	Haircut-Fails to Deliver (Note 5)	42,819	
	TOTAL DEBIT ITEMS		527,153
	NET CAPITAL		**1,951,822**
Capital Requirements:			
3880	Minimum Net Capital		100,000
3910	**Net Capital in Excess of Above Requirements**		**$1,851,822**

RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL .48 TO 1

No material differences exist between the above computation and the computation corrected for a clerical error in the haircut calculation included in the Company's corresponding unaudited Form X-17A-5.

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

AS OF JUNE 30, 2003

Wolfe & Hurst Bond Brokers, Inc. has elected the K2A exemption from Rule 15c3-3 computation. Wolfe & Hurst Bond Brokers, Inc., maintains a customer Special Bank Account with Fleet Bank, National Association for such purposes.

See Note 2

No material differences exist between the above computation and the computation in the Company's corresponding unaudited Form X-17A-5 Part II filing.

The accompanying notes are an integral part of these financial statements.

WOLFE & HURST BOND BROKERS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF JUNE 30, 2003

Wolfe & Hurst Bond Brokers, Inc. does not carry customer accounts and does not contemplate carrying same. All transactions are cleared through The National Securities Clearing Corp., Depository Trust Company, or Bank of New York Company, Inc.

See Note 4

The accompanying notes are an integral part of these financial statements.

WOLFE & HURST BOND BROKERS, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2003

NOTE 1 ACCOUNTING POLICIES

Security transactions (and related Fail Commission Income and Expense) are recorded on a settlement date basis.

The Company is a registered broker/broker engaged in the execution of bond transactions for other broker dealers as a broker's broker. The Company does not position bonds nor does it have retail customers.

Equipment is depreciated using accelerated methods. The difference between depreciation for financial statement purposes and tax accounting purposes is not material.

Income is charged for Income Taxes currently payable. Wolfe and Hurst Bond Brokers, Inc. files a consolidated income tax return with its parent, Wolfe & Hurst, Inc.

The carrying value of financial instruments is approximately equal to fair value.

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 SPECIAL BANK ACCOUNT

Wolfe & Hurst Bond Brokers, Inc. maintains a deposit of $100 to meet Securities and Exchange Commission's regulation 15c3-3. The Company does not have any customer accounts and does not contemplate having any customer accounts.

WOLFE & HURST BOND BROKERS, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2003

NOTE 3 *GOOD FAITH DEPOSIT*

For the year ended June 30, 2003, Good Faith Deposits are maintained with The National Securities Clearing Corporation, Depository Trust Company, and Bank of New York Company, Inc. These companies clear all transactions for the Company. The accounts are not subject to restrictions on withdrawal.

NOTE 4 SECURITIES CLEARANCE PROCEDURE

All transactions of Wolfe & Hurst Bond Brokers, Inc. are cleared by Bank of New York Company, Inc. The National Securities Clearing Corp., or Depository Trust Company, in accordance with the regulations of The National Association of Security Dealers, Inc.

NOTE 5 FAILS

At the close of business on June 30, 2003, the Company had the following fail positions:

	FAILS TO RECEIVE	OVERNIGHT LOANS	FAILS TO DELIVER
Municipals	$ 375,213	$ 0	$ 377,587
Governments	265,564	0	267,112
Corporates	93,427	0	94,446
Total	$ 734,204	$ 0	$ 739,145

The Municipal fails to deliver over 21 days are $70,576.
The Government fails to deliver over 5 days are $68,690.
The Corporate fails to deliver over 5 days are $0.

NOTE 6 CAPITAL STOCK

There are 90 shares of common stock issued without par value. As of June 30, 2003, the shares are held by Wolfe & Hurst, Inc. Nine Hundred and Ten (910) shares are unissued.

WOLFE & HURST BOND BROKERS, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2003

NOTE 7 COMMITMENTS

Minimum rental commitments under all noncancellable operating leases, primarily leases for real estate, in effect at June 30, 2003 were:

Fiscal Year ending June 30,	Amount
2004	$ 178,752
2005	157,545
2006	131,991
2007	113,696
2008 and beyond	765,365
Total Minimum Payments	$ 1,347,349

The total rental expense for operating leases for the fiscal year ended June 30, 2003 was $212,741.

NOTE 8 LOAN SUBORDINATION

Pursuant to the Securities and Exchange Commission, the following parties have subordinated loan(s) to the Company:

NAME	AMOUNT	EARLIEST MATURITY DATE
Gerard J. Wolfe	$240,478	07/31/06
O. Gene Hurst	240,477	07/31/06
Wolfe & Hurst, Inc.	100,000	04/30/06
Total	$580,955	

NOTE 9 SECURITIES INVESTMENT PROTECTION CORPORATION (SIPC)

SIPC dues based on trading volume have been suspended. The Company pays an annual flat fee for SIPC dues.

NOTE 10 SAVINGS PLAN

The Company has a voluntary 401(k) Savings Plan. Investments in the plan are made by the employees.